April 29, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 18, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of The Giralda Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 214 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 5, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS SUMMARY

1.

Comment.  Under the section entitled Allocation Modeling, please replace the reference to "total return" with "capital appreciation" to preserve consistency with the Fund's investment objective.

Response.  "Total return" has been replaced with "capital appreciation," to assure the strategy description is consistent with the Fund's investment objective.

2.

Comment.  Under the section entitled Risk Management Strategy, please edit the disclosures to present them in "plain English" format.

Response.  The Registrant has attempted to convert the disclosures to "plain English" where it believes that such a conversion could be achieved without diluting the meaning of the disclosures.

3.

Comment.  Under the section entitled Stable-Weighting, reference to periodic rebalancing suggest the adviser may employ frequent trading of portfolio securities to achieve the Fund's investment objective.  If this is so, please provide relevant portfolio turnover risk disclosures or confirm that rebalancing is not expected to result in frequent trading of portfolio securities.

Response.  The Registrant confirms that rebalancing, as an element of the adviser's strategy, is not expected to result in frequent trading of portfolio securities.

PROSPECTUS STATUTORY SECTION

4.

Comment.  Under the section entitled Momentum and Mean Reversion-Based "Exit/Re-entry" Signals, please delete the last sentence in this section describing the adviser's back-testing as it may tend to mislead investors into believing that back-testing is synonymous with future results.

Response.  The Registrant has made the requested deletion.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771